Exhibit 99.1
April 27, 2010
PRIVATE AND CONFIDENTIAL
Manfredi & Associates, Inc.
20934 Lakeview Parkway
Mundelein, IL 60060
Re: Consent to Use of Data
Dear Sir or Madam:
     IronPlanet, Inc. (“IronPlanet”) is contemplating an initial public offering of its Common Stock. In connection with this offering, IronPlanet proposes to file a Form S-1 registration statement (“Registration Statement”) with the Securities and Exchange Commission (“SEC”).
     We request your consent to the quotation or summarization, as set forth on Exhibit A, in the Registration Statement and all amendments thereto, of certain portions of your report titled, “An Analysis of the Worldwide Potential For Equipment Auctions,” which you have prepared at our request. Furthermore, given the wide recognition of Manfredi & Associates, Inc. (“Manfredi”) as a market research firm that specializes in the heavy equipment industry and an industry analyst, we also request to cite Manfredi as the source of such information. We also request your permission to file this consent as an exhibit to our Registration Statement.
     If this is acceptable, please indicate your consent to our quotation or summarization of your report and to filing this consent as an exhibit to our Registration Statement by countersigning this letter. Please email or fax the signed consent to me at (925) 225-8610 and return the original via regular mail to IronPlanet’s legal counsel, Orrick, Herrington & Sutcliffe LLP, 405 Howard Street, San Francisco, CA 94105, Attention: Sirena Roberts. Please call the undersigned at (925) 225-8800 or Karen Dempsey or Sirena Roberts of Orrick, Herrington & Sutcliffe LLP at (415) 773-5700 with any questions you may have. Given the urgency of this request, your prompt attention to this matter is much appreciated.
     Please note that IronPlanet has not made any public announcement of the proposed public offering and appreciates your maintaining the confidentiality of the subject matter of this letter. In order to not jeopardize the offering, it is critical that you keep confidential IronPlanet’s plans with the respect to its initial public offering. Accordingly, please do not discuss the offering with third parties.

CONSENT GRANTED:		Sincerely,

MANFREDI & ASSOCIATES		IRONPLANET, INC.

By:	/s/ Frank Manfredi	/s/ Michael O’Donnell

Name:	Frank Manfredi	Michael O’Donnell, Senior Vice President
Title:	President	and Chief Financial Officer
Date:	April 27, 2010

Exhibit A
[see attached]

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that may be important to your investment decision. Before deciding whether to buy shares of our common stock, you should read this summary and the more detailed information in this prospectus, including the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes.

Overview

We are a leading online marketplace for used heavy equipment. We believe that the online channel is increasingly becoming a preferred method for used heavy equipment transactions, and our long-term goal is to be the leading global marketplace for used heavy equipment and other capital assets. Our exclusively online model allows us to match supply and demand globally for used heavy equipment, while achieving greater reach, price performance and efficiency relative to the fragmented network of brokers, dealers and physical auction houses that have traditionally served this market. In 2009, our online marketplace connected over 1,600 unique sellers to over 7,600 unique buyers, from among 14,500 unique bidders located across 92 countries, who bought approximately 30,000 individual pieces of equipment.

As a marketplace, our customers are both sellers and buyers of used heavy equipment. Sellers and buyers include a broad mix of equipment owners ranging from large multi-national corporations to sole proprietors. These include original equipment manufacturers, or OEMs, re-marketing and finance organizations, construction and contracting companies, equipment rental companies, farming and mining companies and equipment dealers. Today, equipment sold through our marketplace is used primarily in the construction, mining and agriculture industries.

For sellers, our solutions are designed to maximize price performance, minimize time requirements and reduce sales-related expenses as compared to traditional methods. For buyers, we believe that our marketplace increases selection and market transparency, while reducing the time and investment required to search for, identify, evaluate and procure equipment. A key element of our online marketplace is our proprietary inspection and report process, which we refer to as our IronClad Assurance. Our IronClad Assurance provides buyers with confidence and trust in the condition of the equipment listed in our marketplace. To increase supply in our marketplace, we employ a direct salesforce to assist existing and prospective equipment sellers. To increase demand in our marketplace, we use our technology along with our marketplace operations group to attract buyers to our online marketplace, stimulate bidding activity and assist them in their buying process.

We generate revenue principally from sellers through commissions, as well as listing and inspection fees. We also generate revenue from buyers through transaction fees. Our revenue is dependent on the total gross merchandise volume, or GMV, of equipment sold through our marketplace. We grew GMV from $342 million in 2008 to $458 million in 2009, an increase of 34%. We grew our revenue from $35.0 million in 2008 to $54.7 million in 2009, an increase of 56%. Over the same period, we grew Adjusted EBITDA from $2.6 million in 2008 to $7.3 million in 2009, an increase of 181%. Compared to the first quarter of 2009, in the first quarter of 2010 we grew GMV from $92 million to $130 million, or 41%, and revenue from $10.3 million to $16.2 million, or 57%, and Adjusted EBITDA changed from negative $0.2 million to $1.6 million. For a discussion of Adjusted EBITDA and a reconciliation of net income to Adjusted EBITDA, see note 4 to “Selected Consolidated Financial and Other Data.”

Industry Background

The market for heavy equipment is large, established and global. Demand for heavy equipment is driven by worldwide economic development, government stimulus and spending on infrastructure, and a continual need by equipment operators to replace and upgrade their equipment. This equipment is used in key sectors of the economy, such as the construction, mining and agriculture industries. Heavy equipment assets generally have long useful lives, driven by manufacturing durability, generally limited product changes and broad industry application. This longevity and durability gives rise to a large global stock of functional used equipment. According to research we commissioned by Manfredi & Associates, a market research firm that specializes in the heavy equipment industry, the average value of the worldwide fleet of used heavy equipment was estimated to be more than $500 billion between 2006 and 2008, of which over $100 billion was resold annually. The market for secondary sales of heavy equipment has been characterized by disparate sellers and buyers and, as a result, local brokers and OEM-branded dealers have controlled much of the market historically. While these businesses serve a necessary function, their limited geographic footprint, narrow service offering and lack of scale and transparency create inefficiencies for both sellers and buyers.

The development of the Internet and e-commerce has given rise to the online marketplace as a more efficient channel for buying and selling used heavy equipment. The online channel matches supply with demand across geographies, reduces the time and costs for sellers and buyers to transact and avoids the limitations of physical proximity. We believe that the online channel will become the preferred platform for buying and selling used heavy equipment throughout the world.

Market Opportunity

Sellers and buyers of used heavy equipment are burdened with significant challenges and inefficiencies using traditional channels. We believe that there is a significant opportunity for an online marketplace for used heavy equipment that better matches supply and demand, and reduces the cost, time and friction associated with buying and selling equipment. To be successful, a company with this model must ensure the integrity of its marketplace and build trust on the part of both sellers and buyers as to the accuracy, legitimacy and certainty of transactions. Moreover, the marketplace must provide sufficient liquidity to ensure enough demand for sellers and supply for buyers.

Our Solution

Our online marketplace is designed to meet the needs of used heavy equipment sellers and buyers globally. We believe that our online marketplace solutions and processes offer distinct benefits to both sellers and buyers of used heavy equipment, providing substantial advantages compared to traditional used heavy equipment sales channels. Key advantages of our online model include the following.

Key Benefits for Sellers

•	Global Reach. We provide sellers access to our global pool of active buyers, increasing marketplace transparency, liquidity and price realization. During 2009, our North American Featured Marketplace events, which are scheduled public online auction events typically held once a week, attracted on average more than 800 unique bidders based in 28 countries.

•	Flexible, Turn-Key Solutions. We provide sellers the flexibility to choose from a number of marketplace solutions, which enables sellers to choose the format that best suits their business, liquidity and inventory needs.

•	Continuous Market Access. We provide sellers with regular market access regardless of where their equipment is located. Our Featured Marketplace is held typically once a week and our Daily Marketplace operates 365 days a year.

•	Cost Efficiency. Our field-based sales and inspections teams help limit the time and resources required of sellers to prepare items for sale. Our process also allows sellers to avoid unnecessary sales-related transportation and “make-ready” costs.

•	Transaction Speed and Certainty. We have designed our marketplace offering to minimize the end-to-end sales process time. In particular, our online solution eliminates the need for sellers to transport equipment to physical sites for sale, and our field inspection reports and our IronClad Assurance reduce the time buyers require to evaluate equipment.

Key Benefits for Buyers

•	Broad Selection. We provide buyers with a broad selection of equipment across multiple geographies, industries, manufacturers, price points and equipment condition. During 2009, our North American Featured Marketplace events on average included over 600 items across a range of industrial uses, price points, OEM brands and product quality parameters.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “would” or similar expressions and the negatives of those terms.

The forward-looking statements contained in this prospectus reflect our views as of the date of this prospectus about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” These factors include, among others:

•	our ability to increase the supply of quality used heavy equipment for sale in our marketplace;

•	our ability to grow, integrate, manage and retain our salesforce;

•	our ability to continue to establish and expand the IronPlanet brand;

•	competition, particularly from larger, established companies with greater financial resources and name recognition;

•	our ability to retain our high volume sellers;

•	a decline in the global economy or in used heavy equipment prices;

•	volatility in our annual and quarterly results of operations;

•	our performance on guarantee and purchase arrangements; and

•	risks associated with international operations and emerging markets.

All of the forward-looking statements we have included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

This prospectus contains various estimates related to our industry, including market size and growth rates. These estimates have been included in studies published or produced by market researchers and other firms, including Manfredi & Associates, Inc. and The Freedonia Group Incorporated. These estimates have been produced by industry analysts based on trends to date, their knowledge of technologies and markets and customer research, but these are forecasts only and are subject to inherent uncertainty.

According to The Freedonia Group Incorporated, or Freedonia, an international business research company, manufacturers’ sales of heavy equipment in the construction and mining industries in 2008 were $108 billion and $45 billion, respectively. According to Freedonia, manufacturers’ sales of heavy equipment in the agriculture industry in 2007, the most recent period with data available, was $93 billion, and combined spending in these industries is expected to grow to $314 billion by 2013. We believe that the geographic distribution within the construction equipment market is representative of the overall heavy equipment market, and according to Freedonia, worldwide construction equipment demand in 2008 was distributed 35% in Asia-Pacific, 29% in North America, 21% in Western Europe and 15% in the rest of the world.

Large and Active Market for Used Heavy Equipment

There is a large and active secondary market for used heavy equipment. Heavy equipment assets generally have long useful lives, driven by manufacturing durability and generally limited product changes and broad industry application. Over the course of its useful life, a piece of heavy equipment may be resold multiple times. This longevity and durability gives rise to a large global stock of functional used equipment. The price differential between new and used equipment values presents a compelling economic case for buyers of used equipment, who appreciate equipment at different stages of its lifecycle. This in turn provides equipment owners a market to continually sell and upgrade their assets, which is important to capital intensive businesses seeking to manage their fleet size and inventory. Additionally, the development of global standards in equipment manufacturing methods and industrial practices has facilitated a market for used heavy equipment that spans across diverse geographic markets and industrial segments, as the utility for such used heavy equipment has become much broader. The long-term fundamental needs for infrastructure development and increased economic activity in developing markets have driven the demand for used heavy equipment in these markets, since new equipment is generally less affordable, particularly large and specialized heavy equipment. Collectively, these factors have contributed to increasing global demand for used heavy equipment, and for buying and selling used heavy equipment across geographies.

According to research we commissioned by Manfredi & Associates, a market research firm that specializes in the heavy equipment industry, the average value of the worldwide fleet of used heavy equipment was estimated to be more than $500 billion between 2006 and 2008, of which over $100 billion was resold annually. The market for secondary sales has been characterized by disparate sellers and buyers and, as a result, local brokers and OEM-branded dealers have controlled much of the market historically. While these businesses serve a necessary function, their limited geographic footprint, narrow service offering and lack of scale and transparency create inefficiencies for both sellers and buyers.

Established Auction Channel for Used Heavy Equipment

Auctions are an established channel for buying and selling used heavy equipment. According to research we commissioned with Manfredi & Associates, approximately $10 billion of used heavy equipment was sold through the auction channel annually between 2006 and 2008. We believe the auction channel is compelling due to a number of factors, including the ability of auctions to better match large pools of supply and demand for used equipment, the attractiveness to sellers looking to achieve timely liquidity and dispose of large pools of equipment in one event, and the attractiveness to buyers to choose from a broad selection of equipment from a variety of manufacturers. In addition, we believe the heavy equipment auction business benefits in periods of economic expansion, as buying and selling activity grows, and remains relatively insulated in periods of economic contraction, as value pricing is important to buyers and timely disposal of idle equipment is important to many sellers.

Growing Online Marketplace for Used Heavy Equipment

The development of the Internet and e-commerce has given rise to the online marketplace as a more efficient channel for buying and selling used heavy equipment. The online channel improves upon the benefits of physical auctions in matching supply with demand across geographies, and reducing the time and costs for sellers and buyers to transact and avoiding the limitations of physical proximity. We believe the online channel will become the preferred platform for the buying and selling of used heavy equipment throughout the world.

10	.6**	Employment Agreement with James J. Jeter, dated February 11, 2010
10	.7**	Employment Agreement with Jeffrey L. Barca-Hall, dated February 11, 2010
10	.8**	Employment Agreement with Michael D. Groves, dated February 11, 2010
10	.9**	IronPlanet, Inc. Director Compensation Policy
10	.10**	Lease, dated April 28, 2000, as amended, with Central Building, LLC
10	.11**	Third Amended and Restated Voting Agreement, dated September 27, 2000
10	.12**	Board Observer Agreement with Komatsu America Corp., effective March 15, 2010
10	.13**	Form of Preferred Provider Agreement
10	.14†**	Agreement with Caterpillar Financial Services Corporation, dated January 1, 2010
21	.1**	List of Subsidiaries
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney
99.1		Consent of Manfredi & Associates, Inc.

*	To be filed by Amendment. All other exhibits are filed herewith.

**	Previously filed.

†	Confidential Treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedule

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

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EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

1.1		Form of Underwriting Agreement
3	.1**	Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3	.2**	Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation, as currently in effect
3	.3**	Form of Amended and Restated Certificate of Incorporation, to be effective upon closing of the offering
3	.4**	Amended and Restated Bylaws, as currently in effect
3	.5**	Form of Amended and Restated Bylaws, to be effective upon the closing of the offering
4	.1*	Form of Common Stock Certificate
4	.2**	Third Amended and Restated Investors’ Rights Agreement, dated August 28, 2008
4	.3**	Amendment to Third Amended and Restated Investors’ Rights Agreement, dated August 29, 2008
4	.4**	Amendment to Third Amended and Restated Investors’ Rights Agreement, dated June 30, 2009
4	.5**	Warrant Agreement issued to Comdisco, Inc., dated April 19, 2000, as amended by a letter dated June 14, 2002
4	.6†**	Form of Series C Preferred Stock Purchase Warrant issued to Ring Power Corporation and Empire Southwest, LLC
5	.1*	Form of Opinion of Orrick, Herrington & Sutcliffe LLP
10	.1**	IronPlanet, Inc. 1999 Stock Plan, including form of option agreement
10	.2**	IronPlanet, Inc. 2010 Equity Incentive Plan
10	.3**	Form of Indemnification Agreement for directors and officers
10	.4**	Employment Agreement with Gregory J. Owens, dated February 11, 2010
10	.5**	Employment Agreement with Michael J. O’Donnell, dated February 11, 2010
10	.6**	Employment Agreement with James J. Jeter, dated February 11, 2010
10	.7**	Employment Agreement with Jeffrey L. Barca-Hall, dated February 11, 2010
10	.8**	Employment Agreement with Michael D. Groves, dated February 11, 2010
10	.9**	IronPlanet, Inc. Director Compensation Policy
10	.10**	Lease, dated April 28, 2000, as amended, with Central Building, LLC
10	.11**	Third Amended and Restated Voting Agreement, dated September 27, 2000
10	.12**	Board Observer Agreement with Komatsu America Corp., effective March 15, 2010
10	.13**	Form of Preferred Provider Agreement
10	.14†**	Agreement with Caterpillar Financial Services Corporation, dated January 1, 2010
21	.1**	List of Subsidiaries
23.1		Consent of Grant Thornton LLP, independent registered public accounting firm
23	.2*	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24	.1**	Power of Attorney
99.1		Consent of Manfredi & Associates, Inc.

*	To be filed by Amendment. All other exhibits are filed herewith.

**	Previously filed.

†	Confidential Treatment has been requested for portions of this exhibit. These portions have been omitted from this registration statement and have been filed separately with the Securities and Exchange Commission.

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